Exhibit 99.1

CORPORATE RELEASE	21 October 2020

Manchester United PLC Reports Fourth Quarter

and Full Year Fiscal 2020 Results

Key Points

•	Acquired Edinson Cavani, Amad Diallo, Facundo Pellistri, Alex Telles and Donny van de Beek and renewed deals with Dean Henderson, Nemanja Matic, Scott McTominay and Brandon Williams

•	Brought in two-time World Cup winning US National Team players, Tobin Heath and Christen Press to the women’s team

•	Club entered into 8 new global partnerships, renewed 8 existing partnerships and announced a strategic relationship with Alibaba during fiscal 2020

•	FY20 Sponsorship revenues increased 5.6% versus the prior year

•	The men’s first team qualified for the UEFA Champions League for the 2020/21 season

MANCHESTER, England – 21 October 2020 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2020 fiscal fourth quarter and twelve months ended 30 June 2020.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “Our focus remains on protecting the health of our colleagues, fans and community while adapting to the significant economic ramifications of the pandemic. Within that context, our top priority is to get fans back into the stadium safely and as soon as possible. We are also committed to playing a constructive role in helping the wider football pyramid through this period of adversity, while exploring options for making the English game stronger and more sustainable in the long-term. This requires strategic vision and leadership from all stakeholders, and we look forward to helping drive forward that process in a timely manner. On the pitch, we have strengthened the team over the summer and we remain committed to our objective of winning trophies, playing entertaining, attacking football with a blend of Academy graduates and high-quality recruits, while carefully managing our resources to protect the long-term resilience of the Club.”

1

Key Financials (unaudited)

£ million (except (loss)/earnings per share)	Twelve months ended 30 June			Three months ended 30 June
	2020	2019	Change	2020	2019	Change
Commercial revenue	279.0	275.1	1.4%	59.4	66.7	(10.9%)
Broadcasting revenue	140.2	241.2	(41.9%)	16.6	40.9	(59.4%)
Matchday revenue	89.8	110.8	(19.0%)	5.5	23.8	(76.9%)
Total revenue	509.0	627.1	(18.8%)	81.5	131.4	(38.0%)
Adjusted EBITDA(1)	132.1	185.8	(28.9%)	(2.7)	10.9	-
Operating profit/(loss)	5.2	50.0	(89.6%)	(39.0)	(22.1)	76.5%

(Loss)/profit for the period (i.e. net (loss)/income)	(23.2)	18.9	-	(36.5)	(22.2)	64.4%
Basic (loss)/earnings per share	(14.14)	11.48	-	(22.36)	(13.49)	65.8%
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(12.9)	39.6	-	(35.3)	(21.5)	64.2%
Adjusted basic (loss)/earnings per share (pence)(1)	(7.83)	24.06	-	(21.59)	(13.06)	65.3%

Non-current and current borrowings	525.6	511.2	2.8%	525.6	511.2	2.8%
Cash and cash equivalents	51.5	307.6	(83.3%)	51.5	307.6	(83.3%)
Net debt(1)/(2)	474.1	203.6	132.9%	474.1	203.6	132.9%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period, adjusted basic (loss)/earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. The increase in net debt is predominantly due to a £256.1 million reduction in cash and cash equivalents, which reflects the impact of deferred sponsorship payments (in excess of £80.0 million); loss of 2020/21 season Matchday advance cash receipts (typically in excess of £50.0 million ahead of a Champions League season) with new seasonal facility sales currently on hold due to the uncertainties around fans returning to the stadium; and increased player investment in fiscal year 2020 (£56.4 million increase in net capital expenditure on intangible assets compared to the prior year).

2

COVID-19 Impact

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses, most significantly in Broadcasting and Matchday operations. In addition to the postponement of matches in all competitions, Old Trafford and our flagship Megastore operations were closed to visitors from 20 March 2020, while the Museum, Stadium Tour and Red Café operations were closed to visitors from 17 March 2020.

The resumption of domestic competitions (Premier League and FA Cup) on 17 June 2020 resulted in one Premier League home match, two Premier League away matches and an FA Cup quarter final away match being played during the fiscal fourth quarter. All remaining domestic matches (including the FA Cup), which included three home matches and four away matches, were played in July 2020 (during the first quarter of the fiscal year 2021). All UEFA Europa League matches, which included one home match and the single-leg quarter-final and semi-final, resumed and completed in August 2020. All matches were played behind closed doors. This has significantly impacted fiscal 2020 Broadcasting revenue, recognized when home and away matches are played, and Matchday revenue, given the remaining matches have been played behind closed doors. Furthermore, Broadcasting revenues have been significantly impacted by rebates due to broadcasters following disruption of the 2019/20 competitions. Megastore operations resumed on 15 June 2020, with a variety of new safety measures and hygiene protocols in compliance with Government guidance, however, other operations at Old Trafford remained closed throughout the entire fourth quarter.

The impact of COVID-19 on revenue has been partially offset by reduced Matchday costs due to postponement of all competitions (with all matches from June 2020 played behind closed doors), reduced travel and reduced costs related to the closure of the Old Trafford Megastore. Looking forward, the COVID-19 pandemic will continue to impact results, in addition to the aforementioned disruption in related Matchday operations and Broadcasting, the team will not participate in typical summer tour activities. Given ongoing uncertainty due to the COVID-19 pandemic, the Company is not providing revenue or adjusted EBITDA guidance for fiscal 2021 at this time.

Shirt Sponsor Developments

In August 2020, due to the disruption caused by the pandemic the Company entered into a variation agreement with General Motors (Chevrolet) to extend the maturity date of the original shirt sponsor agreement by a period of six months to 31 December 2021. There are no other significant changes to the sponsorship rights or total consideration, which will now be paid in sterling via installments during the period to 30 June 2021.

Working Capital and Liquidity

As of 30 June 2020, the Company had £51.5 million of cash balances together with access to an additional £150.0 million available under the Company’s revolving credit facility. This provides financial flexibility to support the Club through the disruption caused by COVID-19.

3

Revenue Analysis

Commercial

Commercial revenue for the year was £279.0 million, an increase of £3.9 million, or 1.4%, over the prior year.

•	Sponsorship revenue was £182.7 million, an increase of £9.7 million, or 5.6%, over the prior year, primarily due to increased sponsorship deals and additional pre-season tour revenue; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £96.3 million, a decrease of £5.8 million, or 5.7%, over the prior year, due to the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.

For the quarter, commercial revenue was £59.4 million, a decrease of £7.3 million, or 10.9%, over the prior year quarter.

•	Sponsorship revenue was £39.2 million, a decrease of £2.3 million, or 5.5% over the prior year quarter; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £20.2 million, a decrease of £5.0 million, or 19.8%, over the prior year quarter, due to the closure of the Old Trafford Megastore from mid-March 2020 until mid-June 2020.

Broadcasting

Broadcasting revenue for the year was £140.2 million, a decrease of £101.0 million, or 41.9%, over the prior year, primarily due to non-participation in the UEFA Champions League, plus the impact of ten home and away matches relating to 2019/20 competitions being played at the start of fiscal 2021 (including six Premier League matches, three UEFA Europa League matches and one FA Cup match). Revenues have been further impacted by Premier League rebates, estimated to be approximately £14.0 million for the full 2019/20 season, following delay and broadcast schedule changes to the season as a whole.

Broadcasting revenue for the quarter was £16.6 million, a decrease of £24.3 million, or 59.4%, over the prior year quarter, primarily due to playing four fewer home and away Premier League matches and two fewer UEFA competition home and away matches following the postponement of 2019/20 competitions. The first team progressed to the UEFA Champions League Quarter Final in the prior year quarter.

Matchday

Matchday revenue for the year was £89.8 million, a decrease of £21.0 million, or 19.0%, over the prior year, primarily due to three Premier League home matches and the UEFA Europa League Round of 16 home match deferred into fiscal 2021 and subsequently played behind closed doors and one Premier League home match played behind closed doors in June 2020. Furthermore, the 2019/20 UEFA Europa League quarter-final and semi-final matches were revised to a knockout tournament format (from the typical two-leg home and away rounds) and played behind closed doors at neutral venues in fiscal 2021. This was partially offset by playing two more domestic cup home matches.

4

Matchday revenue for the quarter was £5.5 million, a decrease of £18.3 million, or 76.9%, over the prior year quarter, primarily due three Premier League home matches and the UEFA Europa League Round of 16 home match deferred into fiscal 2021 and subsequently played behind closed doors and one Premier League home match played behind closed doors in June 2020. Furthermore, the 2019/20 UEFA Europa League quarter-final and semi-final matches were revised to a knockout tournament format (from the typical two-leg home and away rounds) and played behind closed doors at neutral venues in fiscal 2021.

Other Financial Information

Operating expenses

Total operating expenses for the year were £522.2 million, a decrease of £80.7 million, or 13.4%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £284.0 million, a decrease of £48.3 million, or 14.5%, over the prior year, primarily due to the impact of net player disposals, loan deals and contracted reductions in player salaries as a result of non-participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the year were £92.9 million, a decrease of £16.1 million, or 14.8%, over the prior year, primarily due to reduced business activity as a result of COVID-19. This includes the impact of three Premier League home matches and the UEFA Europa League Round of 16 home match deferred into fiscal 2021 and subsequently played behind closed doors, one Premier League home match played behind closed doors in June 2020, along with reduced travel and reduced costs related to the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £18.6 million, an increase of £5.8 million, or 45.3%, over the prior year, primarily due to impairment of investment property following the impact of COVID-19. Amortization for the year was £126.7 million, a decrease of £2.5 million, or 1.9%, over the prior year. The unamortized balance of registrations at 30 June 2020 was £346.9 million.

Exceptional items

Exceptional items for the year were £nil. Exceptional costs for the prior year were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £18.4 million, compared to £25.8 million for the prior year.

Net finance costs

Net finance costs for the year were £26.0 million, an increase of £3.5 million, or 15.6%, over the prior year. The increase was primarily due to unrealized foreign exchange losses on unhedged USD borrowings.

5

Income tax

The income tax expense for the year was £2.4 million, compared to an expense of £8.6 million in the prior year. The current year tax expense on a loss before tax includes the impact of non-deductible expenses and re-measurement of the US deferred tax asset.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £256.1 million in the year, compared to an increase of £65.6 million in the prior year.

Net cash outflow from operating activities for the year was £3.8 million, a decrease of £248.6 million compared to a net cash inflow of £244.8 million for the prior year. This is primarily due to the impact of COVID-19, resulting in deferred sponsorship payments (in excess of £80.0 million) and loss of 2020/21 season Matchday advance cash receipts (typically in excess of £50.0 million ahead of a Champions League season) with new seasonal facility sales currently on hold due to the uncertainties around fans returning to the stadium. Cash flow has been further impacted by non-participation in the UEFA Champions League and the deferral of 2019/20 Broadcasting monies into fiscal 2021 upon completion of all competitions.

Net capital expenditure on property, plant and equipment for the year was £21.3 million, an increase of £7.6 million over the prior year. Net capital expenditure on investment properties for the year was £nil compared to £12.4 million in the prior year. Net capital expenditure on intangible assets for the year was £191.6 million, an increase of £56.4 million over the prior year.

Net debt

Net Debt as of 30 June 2020 was £474.1 million, an increase of £270.5 million over the year, due to a decrease of £256.1 million in cash and cash equivalents and adverse movements in the GBP:USD exchange rate. The decrease in cash and cash equivalents reflects the impact of deferred sponsorship payments (in excess of £80.0 million), loss of 2020/21 season Matchday advance cash receipts (typically in excess of £50.0 million ahead of a Champions League season) with new seasonal facility sales currently on hold due to the uncertainties around fans returning to the stadium, and increased player investment in fiscal year 2020 (£56.4 million increase in net capital expenditure on intangible assets compared to the prior year). The gross USD debt principal remains unchanged.

6

Conference Call Details

The Company’s conference call to review fiscal 2020 and fourth quarter results will be broadcast live over the internet today, 21 October 2020 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2020 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

7

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss/profit for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2019: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2019: 21%) applicable during the financial year. A reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3. Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

4. Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

8

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2020	2019	2020	2019
Commercial % of total revenue	54.8%	43.9%	72.9%	50.8%
Broadcasting % of total revenue	27.6%	38.4%	20.4%	31.1%
Matchday % of total revenue	17.6%	17.7%	6.7%	18.1%
Home Matches Played
PL	16	19	1	4
UEFA competitions	4	5	-	1
Domestic Cups	4	2	-	-
Away Matches Played
PL	16	19	2	3
UEFA competitions	5	5	-	1
Domestic Cups	6	3	1	-

Other
Employees at period end	1,000	958	1,000	958
Employee benefit expenses % of revenue	55.8%	53.0%	90.1%	70.5%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 161 868 8431 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

Sard Verbinnen & Co Jim Barron / Devin Broda + 1 212 687 8080 JBarron@SARDVERB.com dbroda@SARDVERB.com

9

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2020	2019	2020	2019
Revenue from contracts with customers	509,041	627,122	81,504	131,416
Operating expenses	(522,204)	(602,936)	(122,747)	(154,906)
Profit on disposal of intangible assets	18,384	25,799	2,317	1,342
Operating profit/(loss)	5,221	49,985	(38,926)	(22,148)
Finance costs	(27,391)	(25,470)	(7,690)	(8,593)
Finance income	1,352	2,961	78	704
Net finance costs	(26,039)	(22,509)	(7,612)	(7,889)
(Loss)/profit before tax	(20,818)	27,476	(46,538)	(30,037)
Income tax (expense)/credit	(2,415)	(8,595)	10,023	7,849
(Loss)/profit for the period	(23,233)	18,881	(36,515)	(22,188)

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(14.14)	11.48	(22.36)	(13.49)
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	164,253	164,526	163,316	164,526
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)(1)	(14.14)	11.47	(22.36)	(13.49)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (1)	164,253	164,666	163,316	164,526

(1) For the twelve and three months ended 30 June 2020 and the three months ended 30 June 2019, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

10

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	254,439	246,032
Right-of-use assets(1)	4,559	-
Investment properties	20,827	24,979
Intangible assets	775,170	768,857
Deferred tax asset	58,362	58,415
Trade receivables	43,694	9,889
Derivative financial instruments	1,609	30
	1,158,660	1,108,202
Current assets
Inventories	2,186	2,130
Prepayments	6,503	13,030
Contract assets – accrued revenue	45,966	39,532
Trade receivables	115,985	23,851
Other receivables	239	1,188
Income tax receivable	1,214	643
Derivative financial instruments	1,174	312
Cash and cash equivalents	51,539	307,637
	224,806	388,323
Total assets	1,383,466	1,496,525

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

11

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2020	2019
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	-
Merger reserve	249,030	249,030
Hedging reserve	(32,565)	(35,544)
Retained earnings	87,197	132,841
	351,232	415,202
Non-current liabilities
Deferred tax liabilities	31,337	31,865
Contract liabilities - deferred revenue	18,759	33,354
Trade and other payables	51,322	79,183
Borrowings	520,010	505,779
Lease liabilities(1)	3,326	-
Derivative financial instruments	9,136	2,298
	633,890	652,479
Current liabilities
Contract liabilities - deferred revenue	171,574	190,146
Trade and other payables	216,093	230,386
Income tax liabilities	4,005	2,859
Borrowings	5,605	5,453
Lease liabilities(1)	1,067	-
	398,344	428,844
Total equity and liabilities	1,383,466	1,496,525

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

12

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2020	2019	2020	2019
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	17,569	263,609	1,675	151,469
Interest paid	(19,901)	(18,986)	(2,006)	(1,800)
Debt finance costs paid	(555)	-	-	-
Interest received	1,247	2,857	82	805
Tax paid	(2,180)	(2,696)	(283)	(308)
Net cash (outflow)/inflow from operating activities	(3,820)	244,784	(532)	150,166
Cash flows from investing activities
Payments for property, plant and equipment	(21,291)	(13,737)	(3,599)	(4,860)
Payments for investment properties	-	(12,424)	-	(12,424)
Payments for intangible assets	(220,577)	(178,175)	(8,847)	(18,310)
Proceeds from sale of intangible assets	29,022	42,994	3,788	5,102
Net cash outflow from investing activities	(212,846)	(161,342)	(8,658)	(30,492)
Cash flows from financing activities
Acquisition of treasury shares	(21,305)	-	(17,933)	-
Repayment of borrowings	-	(3,750)	-	-
Principal elements of lease payments(1)	(1,865)	-	(705)	-
Dividends paid	(23,229)	(23,326)	(11,906)	(11,716)
Net cash outflow from financing activities	(46,399)	(27,076)	(30,544)	(11,716)
Net (decrease)/increase in cash and cash equivalents	(263,065)	56,366	(39,734)	107,958
Cash and cash equivalents at beginning of period	307,637	242,022	90,251	193,855
Effects of exchange rate changes on cash and cash equivalents	6,967	9,249	1,022	5,824
Cash and cash equivalents at end of period	51,539	307,637	51,539	307,637

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

13

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(23,233)	18,881	(36,515)	(22,188)
Adjustments:
Income tax expense/(credit)	2,415	8,595	(10,023)	(7,849)
Net finance costs	26,039	22,509	7,612	7,889
Profit on disposal of intangible assets	(18,384)	(25,799)	(2,317)	(1,342)
Exceptional items	-	19,599	-	-
Amortization	126,756	129,154	30,966	30,149
Depreciation and impairment	18,543	12,850	7,592	4,219
Adjusted EBITDA	132,136	185,789	(2,685)	10,878

14

3	Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Twelve months ended 30 June		Three months ended 30 June
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(23,233)	18,881	(36,515)	(22,188)
Exceptional items	-	19,599	-	-
Foreign exchange losses on unhedged US dollar denominated borrowings	4,436	2,650	1,846	2,545
Fair value movement on embedded foreign exchange derivatives	95	380	56	298
Income tax expense/(credit)	2,415	8,595	(10,023)	(7,849)
Adjusted (loss)/profit before tax	(16,287)	50,105	(44,636)	(27,194)
Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2019: 21%))	3,420	(10,522)	9,374	5,711
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(12,867)	39,583	(35,262)	(21,483)

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(7.83)	24.06	(21.59)	(13.06)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic (loss)/earnings per share (thousands)	164,253	164,526	163,316	164,526
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)(1)	(7.83)	24.04	(21.59)	(13.06)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted (loss)/earnings per share (thousands)(1)	164,253	164,666	163,316	164,526

(1) For the twelve and three months ended 30 June 2020 and the three months ended 30 June 2019 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

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4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(23,233)	18,881	(36,515)	(22,188)
Income tax expense/(credit)	2,415	8,595	(10,023)	(7,849)
(Loss)/profit before income tax	(20,818)	27,476	(46,538)	(30,037)
Adjustments for:
Depreciation and impairment	18,543	12,850	7,592	4,219
Amortization	126,756	129,154	30,966	30,149
Profit on disposal of intangible assets	(18,384)	(25,799)	(2,317)	(1,342)
Net finance costs	26,039	22,509	7,612	7,889
Non-cash employee benefit expense - equity-settled share-based payments	818	699	227	164
Foreign exchange (gains)/losses on operating activities	(816)	(76)	110	(164)
Reclassified from hedging reserve	12,180	6,250	3,192	2,239
Changes in working capital:
Inventories	(56)	(714)	217	(47)
Prepayments	6,527	(2,168)	4,365	(23)
Contract assets – accrued revenue	(6,434)	(1,514)	(3,266)	13,541
Trade receivables	(83,197)	82,086	(77,226)	91,650
Other receivables	949	(1,081)	(118)	(752)
Contract liabilities – deferred revenue	(33,167)	5,903	65,531	16,283
Trade and other payables	(11,371)	8,034	11,328	17,700
Cash generated from operations	17,569	263,609	1,675	151,469

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5            Adoption of IFRS 16

The Group adopted IFRS 16, “Leases” with effect from 1 July 2019. The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges.

Adjusted EBITDA for the year ended 30 June 2020 has increased by approximately £1.7 million. Profit before tax has decreased by approximately £0.1 million.

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

Note 2 and note 14 to the consolidated financial statements for the year ended 30 June 2020, included within the Company’s Annual Report on Form 20-F, will provide further detail on the adoption of IFRS 16 and the impact on the consolidated income statement, consolidated balance sheet, and consolidated statement of cash flows.

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